Crown Electrokinetics Corp.

1110 NE Circle Blvd.

Corvallis, OR 97330

August 29, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crown Electrokinetics Corp.
Registration Statement on Form S-1
File No. 333-273987

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Crown Electrokinetics Corp., a Delaware corporation (the “Company”), hereby withdraws the above-referenced Registration Statement on Form S-1 (Reg. No. 333-273987) (the “Registration Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2023. The Registration Statement, which has not been declared effective by the Commission, is being withdrawn due to recent changes in the Company’s financing plans. No securities were sold in connection with the offering to which the Registration Statement related.

Very truly yours,

/s/ Doug Croxall

Doug Croxall
Chief Executive Officer